Filed by CMB.TECH NV
Commission File No.: 001-36810
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Ltd.
Commission File No.: 000-29106

CMB.TECH NV & Golden Ocean Group Limited
Capital Markets Day Oslo Presentation Transcript
April 29, 2025, 14:00PM
Alexander Saverys – CEO CMB.TECH
Good afternoon everyone, and welcome to the CMB.TECH and Golden Ocean presentation about the proposed merger. Welcome as well to people who are dialling in and welcome to all the people that are physically here. Thank you very much for taking the time to listen to us today.
My name is Alexander Saverys. I'm the CEO of CMB.TECH and I'm joined today by my brother Ludovic Saverys, the CFO of our group, and by Peder Simonson, the CEO of Golden Ocean.
We will start with a presentation about the proposed merger of our two companies and then after the presentation, we'll have time to answer your questions. 4 topics we want to discuss today with you give you some more background and details about the proposed transaction. Talk about the pro forma, CMB.TECH and Golden Ocean company, zoom in on the value creation and then we'll finish with an overview of the various marine divisions and the state of the markets.
Let me start by giving you the highlights on the proposed merger between CMB.TECH and Golden Ocean.
It's a merger which is stock-for-stock, with CMB.TECH being the surviving entity.
CMB.TECH and Golden Ocean shareholders will own approximately 67% and 33% of the company post-merger, so of CMB.TECH post-merger.
The exchange ratio, as we have already communicated, will be 0.95 CMB.TECH shares for one Golden Ocean share, and that is based on a value of 15.23 dollars per share for CMB.TECH and a value of $14.49 per share for Golden Ocean, which is the price we paid to John Fredriksen for his stake in Golden Ocean. That could be adjusted if we pay dividends or do some other kind of transactions.
The company surviving entity will operate as CMB.TECH NV. We are headquartered in Antwerp, but we have offices all over the world in Europe, in America, in Africa, and also in Asia. And of course, we will also keep an office here in Oslo.
Our listings, CMB.TECH is listed on NYSE in New York and on Euronext in Brussels. The two listings of Golden Ocean would disappear after the merger, but we will apply for a secondary listing on Oslo Børs here in Oslo.
Path to close. There's a couple of customary things and steps on the administration side that we need to do. The main one is a General Assembly of shareholders of Golden Ocean to vote on the merger and we hope to be able to close in Q3 of this year, so July of this year, all going well.

I want to zoom in high level on the CMB.TECH today before the proposed merger. We are a shipping group, A maritime company, very similar to Golden Ocean. We put assets on our balance sheet and lease them out, operate them on the spot market or the time Charter market. We have 5 main divisions, marine divisions. The first one is our dry bulk division Bocimar. Second one is Bochem, our chemical tankers, we have a container ship division called Delphis. We have Euronav, which is our large crude oil tanker division and then we have our offshore wind division called Windcat. We actually have a 6th smaller division which is called workboats where we have a couple of tugboats and a couple of ferries.
You can see the fleet list on the slide. We have about 160 ships split over the different segments as you can see on that slide.
Important to highlight, and I will say a few words about that later on already about 1/3rd of our fleet is either ready to be fuelled by hydrogen and ammonia, or fully fitted with hydrogen and ammonia engines.
A couple of numbers. On our numbers of 2024, you can see that our net profit was $871 million. We have a liquidity today of $343.8 million, a contract backlog of close to $3 billion. Our outstanding CapEx, we have a big newbuilding programme, is $2.2 billion and the fair market value of the fleet of CMB.TECH today is $7.5 billion.
We also want to zoom in on Golden Ocean and I would like to give the word to Peder to do that.
Peder Simonsen, CEO Golden Ocean
Thank you, Alex. And first of all, thank you for a very constructive process during these past few months. I think it's a good result for our shareholders and subject to the conditions that you just mentioned.
Golden Ocean. We are the largest listed owner of Capesizes and Newcastlemaxes. We have a fleet of 91 ships of which 59 are Capesizes and Newcastlemaxes and 32 are Panamaxes and Kamsarmaxes.
We have an average age of around 8 years, which makes us one of the youngest fleets of the listed owners and we have approximately 2/3 of our capesizes are fitted with scrubbers. Giving extra premium on top of the modern fleet that we have, which gives a premium to the underlying market rates.
We have a very strong balance sheet with around 37% leverage on our loan facilities and this gives us a very low cash break-even enabling us both to pay out dividends throughout the cycles and also enabling us to keep our fleet in the spot market.
I think that's basically Golden Ocean at a glance. I'll give the word back to you.

Alexander Saverys – CEO CMB.TECH
Thanks Peder.
I'd like to talk a little bit about how the combined company would look like if the merger is approved.
You see here on the screen a snapshot. The title we put there is a leading diversified maritime group. We would indeed be diversified over all the segments that I just described to you, with the one big change that instead of having 30 dry bulk vessels in CMB.TECH, we would have more than 120, because we would add the Golden Ocean fleet in our dry bulk division. The numbers are more than 250 ships combined.
The contract backlog, of course stays the same, but the average age of the fleet would go down to six years. Would be a fair market value of $11 billion. Post-merger NAV projected our own projection is 14.9 dollars per share.
And you can see all the vessels, the number on the left is what is on the water. The number on the on the right is the vessels that are still on order.
It's four points, what we stand for. We want to reward our shareholders by creating sustainable cash flows, long term cash flows. The strategy of our group CMB.TECH today, will also be the strategy of the group tomorrow, which is focusing on diversification and decarbonisation. We want to be a diversified group and we want to focus on low carbon solutions.
Now, low carbon solutions for us, it's three things. One, is operating a modern eco fleet, like the fleet of Golden Ocean. Two, is having ships that have the capability to be retrofitted to hydrogen and ammonia. And three, and this is where we invest most money in, is to have truly hydrogen and ammonia fitted ships.
We want to inspire and attract the best talents and we have some great talents here in Oslo and in Singapore with the Golden Ocean team. And last but not least, everything we do starts and ends with our customers. We want to engage with our customers and offer the products they need.
The diversification angle of our strategy can be shown by these graphs. Pureplay companies, usually invest in what they do, sometimes, regardless of the cycles. We don't think that is always the most intelligent strategy for a company. So what we want to try to do is to be active across segments, allowing us to invest in the segment where we see most potential at any given time. Now, the graph you see here is basically ‘order book to fleet’ combined with ‘age profile’. As shipping people, we know the supply side of things. Needless to say, I see a lot of analysts in the room, so they should know that the tanker markets and the dry bulk markets are definitely markets where we believe the order book to fleet and the age ratio look very attractive. So we can continue to invest in that and the Golden Ocean transaction fits perfectly well into that strategy.

It brings us a strategy as well of a mix of time charter and spot exposure. Golden Ocean today is mainly focused on the spot market, but as and when the cycle will allow it, do not be surprised that we will take some cover and lock in some longer term cash flows as we have already in CMB.TECH, our $3 billion contract backlog.
You can see that the combined company would shift from being 75-80% to the crude oil markets, more to a 50-55% dry bulk with then all the rest being added on top. So that creates another big leg to stand on.
The fleet I've mentioned a couple of times already, just again to highlight that the 91 vessels of Golden Ocean would be added in our dry bulk division and then you can see as well more in detail how the various vessels are powered. Someone in the previous call asked me: “Are the Golden Ocean vessels retrofittable to ammonia?”. Let me be very clear, the answer is no. Any ship can be retrofitted of course, but it would be too expensive. The angle that we have with Golden Ocean is a modern, efficient eco-fleet that allows us to engage with our customers with fleet on the water, to build our newbuildings on ammonia later on.
Hydrogen and ammonia.I will not talk about methanol, LNG, hydrogen, and ammonia and all the different molecules that are out there, but clearly for those who have followed our story a little bit, we believe in hydrogen for small ships and ammonia for large ships. We believe these are the two only molecules that are truly 0 carbon and on top of that, will be able to be produced at a cost which is below diesel. Today, it is still more expensive, but costs are coming down. All the ingredients to produce these molecules are there to bring us below diesel parity within 5 to 10 years.
It is a key element for us. It is a key differentiating factor and on this slide you can see how hydrogen and ammonia are produced, but we are also making the link towards our vessels and at the end we offer the molecules to our customers so we can offer them a one-stop-shop. And this strategy on decarbonization is supported by European legislation, FuelEU Maritime, the EU ETS, but also recently, as you might have read, MEPC 83 decided to implement a tax on the greenhouse gas content of our fuels as from 2028.
It still needs to be ratified in the month of October, but if it does, it will be a game changer for the shipping industry, because all the fossil fuel alternatives that we have today will one day become redundant unless you pay very hefty penalties. So we feel that our strategy is very much supported by regulations.
I would like to hand it over to Ludovic to talk about the value creation.

Ludovic Saverys, CFO CMB.TECH
Thanks, Alex. Hi everyone, my name is Ludovic Saverys, I'm the group’s CFO, and I'm going to zoom in a little bit in deeper detail on the transaction and the value creation we'd like to do.
On this slide, it is probably the most important slide if you look at what we're trying to do, is the exchange ratio. Alex mentioned, we're going to do a stock for stock merger with CMB.TECH as a surviving entity. When doing this, there's a couple things that are crucial commercially, the exchange ratio.
On the top we showed the history, the deal with the Hemen holdings on purchasing 40% in Golden Ocean at $14.49. That was a negotiated price between the both parties, after which we have increased our stake from 40% to roughly 49% post announcements.
On the bottom, we have broken down basically the calculation of the NAV of CMB.TECH of $15.23. This has been done in a relatively objective process together with DNB Markets, giving a fairness opinion on the Golden Ocean side. Where we have broken down the various fleet components of CMB.TECH, where on the slide you can see we've used 2 broker valuations from reputable brokers taking the arithmetic average and coming up with a build up to about 9 billion enterprise value on the whole assets.
Deducted from that is the net depth from CMB.TECH, including the remaining CAPEX, as Alex mentioned, of roughly $2.2 billion of yard instalments to be paid. So coming to a net depth and cash like items of $6.2 billion out of the working capital to end up with an NAV of CMB.TECH on a standalone of roughly $3 billion.
Having that exchange ratio then allowed us to continue on the transaction and quite quickly announce. So we've signed a non-binding term sheet which now will take its course in the coming weeks and months of finalising binding transaction to eventually get to a vote at an EGM, hopefully over the summer.
The slides we put a quite theoretical example on what a combined company would look like. Alex has mentioned, we calculate the combined NAV of both companies at $14.90. In this slide we just showed the simple addition of both market caps, that's obviously not a quite theoretical example, but this would differentiate us on the listed markets quite significantly from the others, not just on a pure play versus diversified, but also on a large intrinsic market cap of roughly 4.4 billion and just a market cap based on share trading of $3 billion.
Larger doesn't mean you know best. It does mean that we can attract more investors. It does mean that we can attract more interesting instruments in the capital markets, dept capital markets, equity capital markets… to be able to sustain the strategy that we have in the company. The free float: what I didn't mention is obviously one of the crucial things, the one important factor we missed at CMB.TECH stand alone was the free float. It wasn't by design, it was more about circumstances. We had 8% free float. The combined company now with issuance of 95 million shares in CMB.TECH will have 38% free float, which we believe will attract a new slew of investors that can really enjoy our story.

Here we give a snapshot about our listed history as a group: CMB was listed for more than 104 years until 2015, where we've run through various cycles where we've paid a lot of dividends. The dividend question comes up with a lot of investors and the analysts. We've paid approximately 62% of our net profits over the cycles. CMB.TECH, Euronav, combined company, we've paid a lot of dividends as well, more than $2 billion since 2004: roughly 45% of net profit.
Today concludes, and go back to the main points of the attractiveness of this platform: it's large, it's listed, it's diversified. There are very large private fleets out there, but unfortunately nobody can access them. There's a lot of larger pure play companies. I think here, we can combine both: where we can use the strength of the platform and the instruments we have to run cycle to cycle, but also opportunities right now and the opportunity for us is second hand, it is newbuild but is now also other dislocated values we can see in listed companies.
We have more than 250 modern vessels, 200 ocean going ships with a very strong focus on the pragmatic decarbonisation, as Alex mentioned, we're resilient and we can run various cycles.
The anchor shareholder: we're happy to be diluted back down to 62%. I do believe that in some cyclical times, in volatile times, having an anchor shareholder is fully aligned with the other shareholders is a strength of the company.
Pro forma figures are in the annex of the Capital Markets Day deck.
Basis 2024 figures were over a billion EBITDA. We would have a combined leverage of roughly on a market to market of 65%, but obviously hoping that the strong markets in dry bulk and tankers will continue to give the firepower to grow. I'll hand it over to Alex and happy to take questions after.
Alexander Saverys – CEO CMB.TECH
We'd like to finish a presentation by zooming in on the various markets and where we are according to us and why we believe we are very well positioned as a company.
You see here on this slide a snapshot of the five main markets we are active in and at the bottom, I don't know if you can read it properly, but you see whether we are positive, cautious or negative and you can see that on tankers we are positive, on dry bulk we are positive, on offshore wind we are positive, on containers we are negative and on chemical tankers we are a little bit cautious.
I'm very curious to hear later on when we have a cup of coffee, what your view is on the different markets.
I'm stating things that we know: the demand side in the various segments, the supply side on the various segments and then what the balance is. We are as a company exposed spot wise in the markets we really believe in. We are as a company covered with time charters in the market where we believe things might turn a little bit more negative in the following months and the following years.

That's basically the conclusion of this slide.
I do want to zoom in a little bit on the tankers. We are ofcourse here to talk about dry bulk because it's Golden Ocean, but we have a large tanker fleet. What you see here are some of the numbers of 2024 and the last quarter of 2024 how the different segments performed. In essence we have a VLCC fleet, we have Suezmaxes and we have two FSOs. We have quite a few vessels that we have on long term charters and the rest is operating on the spot market. Now, dynamics in the tanker market, it's about age and order book and here you can see that if you combine age and order book and this slide is specifically on Suezmaxes, we think that the market will be structurally under supplied going forward.
Now, as always, the timing of scrapping and the timing of all the vessels disappearing from the market, we don't know. What we do know is what is coming in 2025, 2026 and 2027. We are very positive on the supply side in tankers.
When you look at the demand side, it's a mixed picture. The trade war and the economic outlook, of course, is not positive. But as we know, even a falling oil price can be an impetus, a positive one for the tanker markets. Whether you look at storage, whether you look at the contango and the storage build up, this could be actually a positive for the tanker market. So on the demand side, I'm not wiser than you, but we do see a couple of green shoots together with a couple of worries that we see in general caused by the general economic environment. On sanctions, we can talk a lot about that, but clearly the Russia side and the Iran side, and it changes every day, whether it goes in one direction or the other, definitely on Iran, we can't really see something negative. On Russia the jury is out, will peace happen and will we all continue to then move Russian oil remains to be seen. But the sanctions definitely are a factor to reckon in the tanker markets. And we believe today that there is actually upside to our markets if they would be strengthened or even if a peace deal with Iran would happen. We want to talk about dry bulk mainly and therefore I'm going to give it over to the specialist Peder to enlighten you with some insights on the dry bulk markets.
Peder Simonsen, CEO Golden Ocean
Thank you, Alex.
So the combined fleet on the dry side of Bocimar and Golden Ocean will be a fleet of over 120 vessels, of which 87 ships will be Newcastlemaxes and Capesize ships. Approximately half of them will be scrubber fitted and close to 30 of them will have ammonia dual fuel engines or will be ammonia dual fuel ready. Putting that into the competitive landscape, it will move us very close to the largest owner globally of Capesizes and Newcastlemaxes.

But looking at the left hand pillar here, you can see that we will have the most modern fleet in the market and in addition, we will be the only one with ammonia and dual fuel optionality. And I think that is going to be the distinguishing factor going forward. The scale and the modern fleet as well as the ammonia optionality, as proven by CMB.TECH’s now recently announced contracts, will provide a differentiated proposal to our customers. And with the size that we have now, we will continue to be the only large listed owner with significant exposure to the Capesize and Newcastlemax segment, with significant liquidity in this share.
On the market as such, there is a little bit of spread among the analysts that we have here today. But mostly everybody agrees on the supply side. We have a very restricted yard capacity, where the large dry bulk ships compete for capacity with LNG ships and container ships and tankers at the same yards. And as of now, these shipyards are constrained and the next delivery we will see of any meaningful volumes on our segment will be in 2028 and onwards.
We have an ageing fleet, which is also, we will come back to, and an order book to fleet on water of around 8%. On the demand side, we have healthy demand from Asia continuing, with China being the main driver on the iron ore side and a shift from volume driven demand to quality driven demand, which again impacts the tonne mile.
Looking at the order book, we have a, as I mentioned, 8% order book to fleet ratio and this has been pretty stable for the last couple of years where the influx of new ships has matched the recycling. We had a fleet that is rapidly reaching historical high average, increasing now to around 11,5 percent. The shipyard capacity is historically visible. It gives very good visibility on deliveries in the coming years, which is as good as it gets in shipping.
Looking more at the fleet distribution age distribution, you can see that there's a lot of ships that were built from 2009 to 2012, which are continuing to become older, and when we reach 2030, about 40% of the total Capesize and Newcastlemax fleet will be above 20 years, which is pretty significant. Moreover, these ships, particularly the ones built in this period, were to large extent built at substandard shipyards and are pre the eco designs. They are poor design and not built up to the standard of the modern fleet that we as a group have. Which means that they will significantly underperform commercially and as they approach 15 and also 20 years, they will have challenges being competitive in the market.
These ships will also enter into a heavy dry dock cycle that we are now coming into and we see this already. Approximately 25% each year of the total dry bulk fleet in 2025 to 2027 will need to dry dock. And a lot of these are 15-year special service. Not only is this going to be very costly, but it's going to take a lot of yard capacity and a lot of time, and this is going to impact the freight market and the shipping capacity of the global fleet. We estimate between 0.5 to 1% additional shipping capacity decrease in this period compared to the normal five year docking cycle, even the distributed.
In addition, a lot of money needs to be invested. These investments are for the 15 year dockings, it's for the 2,5 years cycle and a lot of money needs to be invested into this with very uncertain returns.

On the demand side, China continues to be a very important driver for dry bulk demand, particularly for the big ships with iron ore being the main cargo. The Chinese demand has shifted from being very volume driven and over to now being more focused on the quality of the ore itself. China has over a number of years produced their own iron ore, but that iron ore is deteriorating in quality. Coming now below 30% share of Fe content in their iron ore. This competes with or from Brazil and West Africa and Australia, which is in the mid 60s on average. In addition, the iron ore delivered to China, from Australia, Brazil and also upcoming new projects in West Africa has an average delivered cost of around $56 per tonne. This compares to current iron ore prices of $100 per tonne, which makes this very profitable for the miners to continue to pump out their ore. The focus on quality in China comes from both very thin steel margins, which means that they need to have as efficient production as possible. In addition, the steel market in China has increasingly more pressure from environmentalists on reducing the carbon footprint of the steel market. And this means that they need to have a sufficient output as possible from the input that they put in. The more higher quality ore and the less coal they use in the steel production, reduces the carbon footprint of the steel industry.
On the new projects coming on stream, I think going forward we'll see a deteriorating quality of Chinese ore, we see massive new projects coming in West Africa, the Simandou project, which is the new key driver for demand. This is to a large extent driven by or invested by Chinese interests, both in the mining but also on the infrastructure bringing this ore out. So it's very likely that this ore will find its way on ships going to China. The exports out of Simandou mine of 120 million tonnes over the next three years will more than triple the sailing distance if you compare to the Australian volumes, and obviously add new volumes if it replaces domestic volumes in China. So this will be a massive contributor to tonne miles for the Capesize segment. In addition, new projects in Brazil and also Australia, will add to more volumes flowing into the market.
The bauxite trade has been very interesting for the Capesizes. It used to be a Panamax and Supermax trade from Australia, Indonesia into China and Asia. Guinea, West Africa, the same area where the new Simandou project is coming out, has been the big driver for exports of bauxite. It's the best or highest or biggest volumes of high quality bauxite and it's used in Chinese EV industry and in the renewable industry, which has been massively growing over a number of years. The bauxite has grown with around 20% annually over the last seven years and this has contributed massively to the tonne mile. Currently the bauxite consists around 13% of the total tonne mile for the Capesizes, which means that the projected growth in bauxite exports of around 5 to 10% in the coming years, will add 1 to 1,5 percent on shipping demand for the Capesizes.
Additionally, we have the coal market and the grain markets, where we continue to see growth, maybe not to the same extent as we expect for bauxite and iron ore, but continue to support the market.
So in sum, we think that we have an historically healthy vessel supply situation and visibility on vessel supply. With shipyard capacity being constrained, an ageing fleet and a lot of ships going into dry dock in the coming years, in addition to a supported demand situation where tonne mile drivers are being added to the market going forward. So all in all, it's a very healthy situation on the market outlook for the dry bulk sector.

Alexander Saverys – CEO CMB.TECH
Thank you, Peder. Let me wrap up with our three smaller divisions and very briefly touch upon what we do there. On the container side, we have 5 ships: 4 ships on 10-year contracts, 1 ship on a 15-year contract, and as I am in Norway, I'm very proud of that little ship because it's a 1400 TEU container vessel which will be chartered by North Sea Container Line and Yara to move goods between Germany and Norway, the very first container ship powered by ammonia. So expect a party next year when she will do her first port of call here in the Oslo Fjord. This is a small division. I told you we are not very positive on containers, so do not expect us to invest massively in containers in the next couple of months, but everything we have in terms of exposure is covered by long term charters.
On the chemical side, we reached a big milestone: a couple of weeks ago we signed a new contract for six ships with MOL, with long term charters with ammonia capability. It brings our fleet to 16 ships. Most of them, if not all, are chartered out long term. I told you that we're a bit cautious on the chemical tanker market. Also, there we have very little spot exposure: two ships in the pool. So a nice little division with steady cash flows.
And then last but not least, next week I am going to christen three ships in one go: the one on the right, the one on the left and the one which is being built in the middle. Three CSOVs in our offshore wind division. These are vessels that bring people to the large offshore wind parks during maintenance or construction phase. We have six of these in total. Next to these six CSOVs we have also 61 CTVs which are much smaller catamarans that bring up to 20 to 30 people to the offshore wind parks. It's a lot of vessels in number of ships. In terms of value, it’s one of our smaller divisions, but nevertheless a very promising one. And also there we are getting traction with longer term contracts.
That wraps up our presentation.
We would like to open the floor for questions and we will start with the people in this room. Can I ask you that if you have a question that you just state your name and your company and then ask your question. For people that are dialling in, we will give you the floor once the questions in this room are over.
Katrien Hennin
If there are any questions, you can just raise your hand and I will come with the microphone.
Nils Thommesen, Fearnleys Securities
So out of the fleet of 250 vessels, if we're thinking a bit big picture, I'm not looking for a specific number, but are you thinking that there's a floor and a ceiling to how many vessels you want to have in your fleet? You know, if you do new projects, at what point should we expect that you sell all the vessels and recycle that capital or is there essentially no commitments to a number here?

Alexander Saverys – CEO CMB.TECH
No, we are not focused on the number. However, you do hint at selling all the vessels. We do believe that we still have a bit of work to do to rejuvenate the fleet, but not a lot. We still have some older tankers that we would like to sell. I think in the Golden Ocean fleet, there's definitely some sale candidates as well. It will be done as and when we think the price is right, but do not be surprised if you see us selling 4, 5, 6, or 7 vessels and recycle that in more modern tonnage or newbuildings. Again: subject to price. We’re not tied down to a number of ships. Had you told me six months ago that we would add 90 ships in one go, I would have told you that I don't believe you. So you never know what comes across our path. As long as our balance sheet can sustain it, as long as our gearing and the contract cover we have makes sense, then we will look at any opportunity that comes across.
Nils Thommesen, Fearnleys securities
And given the uncertainties we have globally, should we expect a lot of new projects from you in the coming months? So is it more about shoring up the new platform and completing the capacity programme you have on the way now?
Alexander Saverys – CEO CMB.TECH
We have a bit of work to do. Integrating Golden Ocean into our group will take a bit of time. We still have our newbuildings that are delivering. I will repeat what I just said: I'm not excluding us doing other big projects, even in a volatile market, but it needs to make sense financially.
Nils Thommesen, Fearnleys securities
Thank you.
Frode Mørkedal, Clarksons Securities AS

Just a big picture question. So you have CMB.TECH. I’m just curious on your equity story. On the one hand, you have a large market cap. If you're bullish on dry bulk and tankers, it's a,great play probably. Then on the other hand, you have this alternative dual fuel story. I’m just curious: if you're bullish on that story with the 2028 carbon tax, how do you benefit as a company, and if you want to invest in CMB.TECH for that reason, what do you say?
Alexander Saverys – CEO CMB.TECH
Well, let me start by saying that we are bullish regardless of the regulations. The regulations will accelerate the fact that people have to move to decarbonise ships, even if the regulation would not come into play. And as you know, in October, it could be voted down, there is always a chance, we are still bullish on the low carbon solutions because eventually we believe it will be cheaper and our customers need it.

That is our conviction. I know that there's a president in the United States that has a different view on things. We will see what happens. I think our equity story: one strengthens the other. We want to be invested in different segments, but we want to offer products that our customers want. We believe eventually just building pure diesel vessels will not be a business model anymore because your customer will want these low carbon solutions. But we are pragmatic, Frode. At one point when we had our battle between Euronav and Frontline, people said we were a little crazy start up on hydrogen. We are not, as you can see from our fleet, we still have a lot of ships that have diesel engines, good modern vessels. We'll keep on using them, keep on making money with them and reinvesting that money in more modern tonnage, which will be either ready or fitted with these alternative fuels. We will be pragmatic. However, it's only one month ago that I could really tell you, and I know you've been asking us the question ‘how do you make money with decarbonised ships?’. We're now actually signing contracts and that proof of the pudding was necessary and we want to continue to build on that.
Ludovic Saverys, CFO CMB.TECH
Thanks, Alex, and I'll continue on that. The fact that we'll be able to showcase taking a transaction like Golden Ocean actually ties in also in our story of decarbonisation, longer term contracts, good EBITDA margin, getting some cover. Building up that contract backlog helps us to derisk when we do opportunities like Golden Ocean, where we have a big spot exposure, when we think we're well positioned for a market like dry bulk or larger tankers to pick up it allows us to take more risk at that moment, and then one is helping strengthen the other because if we then are able to do that, you become bigger, you become stronger, more investable, hopefully better pricing in our share price, hopefully better access to that capital markets, cheaper funding to then go to the next one. And so the fact that we're agnostic about the asset type or sometimes a cycle, because you could even imagine that we're selling at a not so good market because we can recycle that capital in another asset class that's even more promising. So having that decarbonisation but also diversification angle I think gives us a lot of firepower to take on opportunities.
Katrien Hennin – Head of Marketing and Communications CMB.TECH
Anyone else? Then I think we can go to the digital ones.
Alexander Saverys – CEO CMB.TECH
Do we have any questions?
Katrien Hennin - Head of Marketing and Communications CMB.TECH
No further questions, great.
Alexander Saverys – CEO CMB.TECH
Fantastic. So then we can go to the informal part of things. My team, Katrien and Joris, and Peder, Ludovic and myself are available to continue our discussions over a cup of coffee. I would like to thank all of you for having come here to listen to us. I'm sure this is the beginning of a long journey. Looking forward to engaging with you. Thank you very much.
Disclaimer
Copies of this communication are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this communication and the distribution of this communication and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.

This announcement is not a recommendation in favor of the proposed merger described herein. In connection with the proposed merger, CMB.TECH intends to file with the SEC a registration statement on Form F–4 that will include a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH and Golden Ocean also plan to file other relevant documents with the SEC regarding the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents that CMB.TECH and Golden Ocean file with the SEC at the SEC’s website at www.sec.gov.

Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. CMB.TECH and Golden Ocean desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and they are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this communication are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, CMB.TECH and Golden Ocean’s management's examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond CMB.TECH or Golden Ocean’s control, there can be no assurance that CMB.TECH or Golden Ocean will achieve or accomplish these expectations, beliefs or projections.

You are cautioned not to place undue reliance on CMB.TECH’s and Golden Ocean’s forward-looking statements. These forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. Neither CMB.TECH nor Golden Ocean assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.